UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release from Seadrill Limited (the "Company") dated May 3, 2011 containing the Norwegian mandatory notification of trade and repurchase of shares.

Attached hereto as Exhibit 99.2 is a press release from the Company dated May 5, 2011 announcing the repurchase the Company's common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: May 6, 2011	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

SDRL - Mandatory notification of trade and repurchase of shares

Hamilton, Bermuda, May 3, 2011 - Seadrill has settled a Total Return Swap agreement (TRS) expiring on May 2, 2011, with 2,000,000 common shares in Seadrill Limited as underlying security. Seadrill has subsequently entered into a new TRS agreement with exposure to 2,000,000 Seadrill Limited common shares. The expiry date for the TRS is September 2, 2011, and the reference price is NOK188.2616 per share.

Furthermore, Seadrill has through market purchases executed May 2, repurchased 145,000 of the Company's own common stocks at an average price of NOK186.26 per share.

The strategy behind the repurchase is to reduce the total outstanding number of shares after the recently announced notification of Call Option as informed in the press release April 7, 2011, and subsequent conversion of US$721.2 million of the 2012 Convertible bond into equity.

After the purchase, Seadrill has increased its holding of treasury shares from to 1,350,687shares to 1,495,687.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Exhibit 99.2

SDRL - Repurchase of shares

Hamilton, Bermuda, May 5, 2011 - Seadrill has through market purchases executed May 4, repurchased 350,000 of the Company's own common stocks at an average price of NOK179.80 per share.

The strategy behind the repurchase is to reduce the total outstanding number of shares after the recently announced notification of Call Option as informed in the press release April 7, 2011, and subsequent conversion of US$721.2 million of the 2012 Convertible bond into equity.

After the purchase, Seadrill has increased its holding of treasury shares from to 1,845,687 shares to 2,195,687.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.